Exhibit 99.1

NOTICE

TiGenix: notice in relation to the convertible bonds due 2018

Leuven (BELGIUM) — December 23, 2016, 22:01h CET — TiGenix NV (Euronext Brussels and Nasdaq: TIG; the “Company”), an advanced biopharmaceutical company focused on developing and commercializing novel therapeutics from its proprietary platforms of allogeneic expanded stem cells, is giving this notice in relation to the € 25,000,000 9% senior unsecured convertible bonds due 2018 (ISIN Code: BE6276591128) (the “Bonds”) issued by the Company.

In accordance with Condition 6.2 (f) of the Terms and Conditions of the Bonds, the Conversion Price for the Bonds has been adjusted downwards, following the announcement by the Company on December 15, 2016 of the pricing of its initial public offering in the United States (the “Offering”), totaling US$ 35.65 million from the sale of 2,300,000 American Depositary Shares (“ADSs”) representing 46,000,000 new Ordinary Shares at an issue price of US$ 15.50 per ADS, and, in connection with the Offering, the granting by the Company to the underwriters of a 30-day option to purchase up to an additional 345,000 ADSs representing 6,900,000 new Ordinary Shares, with cancellation of the preferential subscription rights for the existing shareholders of the Company. As a consequence, the Calculation Agent has determined that the Conversion Price is to be adjusted from its previous level of € 0.9263 to the new level of € 0.8983 per Ordinary Share (after rounding in accordance with Condition 6.6 of the Terms and Conditions of the Bonds). The Conversion Price adjustment became effective on December 20, 2016.

Interpretation

Save as otherwise defined in this notice, words and expressions used herein have the meanings given to them in the Terms and Conditions of the Bonds (as modified and/or supplemented and/or amended from time to time).

For more information, please contact:

TiGenix

Claudia D’Augusta

Chief Financial Officer

T: +34 91 804 92 64

claudia.daugusta@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and Nasdaq: TIG) is an advanced biopharmaceutical company focused on developing and commercializing novel therapeutics from its proprietary platforms of allogeneic, or donor-derived, expanded stem cells. Our lead product candidate from the adipose-derived stem cell technology platform is Cx601, which is in registration with the European Medicines Agency for the treatment of complex perianal fistulas in Crohn’s disease patients. Our adipose-derived stem cell product candidate Cx611 has completed a Phase I sepsis challenge trial and a Phase I/II trial in rheumatoid arthritis. Effective July 31, 2015, TiGenix acquired Coretherapix, whose lead cellular product candidate, AlloCSC-01, is currently in a Phase II clinical trial in Acute Myocardial Infarction (AMI). In addition, the second product candidate from the cardiac stem cell-based platform acquired from Coretherapix, AlloCSC-02, is being developed in a chronic indication. On July 4, 2016, TiGenix entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to commercialize Cx601 for complex perianal fistulas outside the United States. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain).